UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F
Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Interim Results for The Six Months Ended December 31, 2025

The unaudited financial results for the six months ended December 31, 2025 (“Interim Results”) of Click Holdings Limited (“Click Holdings”) and its subsidiaries (collectively, the “Company”) is furnished as Exhibit 99.1 to this Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The management’s discussion and analysis of financial condition and results of operations for the Company’s Interim Results is furnished as Exhibit 99.2 to this Form 6-K.

Press Release

On May 11, 2026, Click Holdings Limited issued a press release (the “Press Release”) as Exhibit 99.3 to this Form 6-K, announcing its Interim Results.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Click Holdings’ strategic and operational plans, contain forward-looking statements. Click Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and/or other written materials and/or in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Click Holdings’ beliefs and expectations, are forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov. All information provided in this report and in the attachments is as of the date of this report, and Click Holding undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Exhibit Index

Exhibit No.	Description
99.1	Click Holdings Limited Reports Unaudited Financial Results for The Six Months Ended December 31, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated May 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: May 11, 2026

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